UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 16)*


Scott's Liquid Gold-Inc.
(Name of Issuer)

Common Stock $0.10 Par Value
(Title of Class of Securities)

810202101
(CUSIP Number)



__________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:
[ X ]Rule 13d-1(b)
[   ]Rule 13d-1(c)
[   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 810202101

1.	Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
		Scott's Liquid Gold-Inc. Employee Stock Ownership Plan


2.	Check the Appropriate Box if a Member of a Group (See
      Instructions)
		(a) ________________________________________________
		(b) ________________________________________________

3. SEC Use Only




4.	Citizenship or Place of Organization
		Denver, Colorado, Unites States of America

Number of Shares Beneficially Owned Each Person With
5. 	Sole Voting Power
		1,079,052

6.	Shared Voting Power
		_________

7.	Sole Dispositive Power
		_________

8.	Shared Dispositive Power
		_________

9.	Aggregate Amount Beneficially Owned by Each Person
		1,079,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)
		_________

11.	Percent of Class Represented by Amount in Row (9)
		10.4%

12.	Type of Reporting Person (See Instructions)
		EP









Item 1.

(a) Name of Issuer
		Scott's Liquid Gold-Inc.


(b)	Address of Issuer's Principal Executive Offices
		4880 Havana Street, Denver, Colorado 80239

Item 2.

(a)	Name of Person Filing
		Scott's Liquid Gold-Inc. Employee Stock Ownership Plan

(b)	Address of Principal Business Office or, if none, Residence
		4880 Havana Street, Denver, Colorado 80239

(b) Citizenship
		Denver, Colorado, United States of America

(c) Title of Class of Securities
		Common Stock $0.10 Par Value

(e)	CUSIP Number
		810202101

Item 3.	If this statement is filed pursuant to Section
            240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).

(b) [   ] Bank as defined in section 3(a)(6) of the Act
          (15 U.S.C. 78c).

(c) [   ] Insurance company as defined in section 3(a)(19) of the Act
          (15 U.S.C. 78c).

(d) [   ] Investment company registered under section 8 of the
          Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [   ] An investment adviser in accordance with
          Section 240.13d-1(b)(1)(ii)(E);

(f) [ X ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [   ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [   ] A savings associations as defined in Section 3(b) of the
          Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
		1,079,052.

(b) Percent of class:
		10.4%.

(c) Number of shares as to which the person has:


(i) Sole power to vote or to direct the vote:
		1,079,052.

(ii) Shared power to vote or to direct the vote:
		__________________.

(iii) Sole power to dispose or to direct the disposition of
		_________________.

	(iv)	Shared power to dispose or to direct the disposition of
			_______________.

Item 5.	Ownership of Five Percent or Less of a Class
			Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of
            Another Person.
			In the event of cash dividend on common stock of
                  Scott's Liquid Gold-Inc. (the "Company"), the
                  Company may in its discretion pay the cash dividend with respect to common stock of the Company held by the Plan either directly to participants or to the trustee, the trustee allocates the dividend to the participants' accounts. Proceeds of the dividend are then invested at the direction of the committee administering the Plan. In addition, proceeds from the sale of common stock held by the Plan are invested at the direction of the committee Administering the Plan.

Item 7.	Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company or Control Person.
			Not Applicable

Item 8.	Identification and Classification of Members of
            the Group
			Not Applicable

Item 9.	Notice of Dissolution of Group
			Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004
Date

/s/ Jeffry B. Johnson
Signature

Jeffry B. Johnson/Trustee
Name/Title